RE: American Soil Technologies, Inc.
    Form 10-K for the year ended September 30, 2006
    Filed January 13, 2011
    File No. 000-22855

    Letter dated February 11, 2011 from Linda Cvrkel, Branch Chief

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 16

We note your disclosure that the Certifying Officer has evaluated the effectiveness of your disclosure controls and procedures and has determined that your projections and impairment analysis need to be improved. Please note that this is not an acceptable conclusion as to the effectiveness of disclosure controls and procedures. The Certifying Officer should clearly disclose whether his conclusion on the effectiveness of disclosure controls and procedures was "effective" or "not effective." Please revise future filings accordingly. Also, in light of this disclosure, please tell us why you believe that your intangible assets and other long lived assets are realizable and therefore appropriately stated at September 30, 2010.

RESPONSE

The language as found in Item 9A. Controls and Procedures was inadvertently incomplete. The language as filed in our Form 10-K for the year ended September 30, 2009 is the language that which should have been filed in our September 30, 2010 Form 10-K. The language is as follows:

Our President and Chief Financial Officer (the "Certifying Officers") is responsible for establishing and maintaining our disclosure controls and procedures. The Certifying Officer have designed such disclosure controls and procedures to ensure that material information is made known to him, particularly during the period in which this report was prepared. The Certifying Officer has evaluated the effectiveness of our disclosure controls and procedures and has determined that our projections and impairment analysis are adequate. We hired a financial expert to assist who has assisted us in improving our disclosure controls and procedures. We believe that the changes that have been implemented enabled the Company to improve its timely reporting of the required impairment analysis.

Additionally, we believe that our intangible assets and other long lived assets are realizable and therefore appropriately stated at September 30, 2010 in that we are deriving revenue from those assets.
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American Soil Technologies, Inc. (the Company) hereby acknowledges the following

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Carl P. Ranno
----------------------------
Carl P. Ranno
Chief Financial Officer